Exhibit 99.1

INVESTMENT AGREEMENT No. 4

BY AND BETWEEN

INTEGRATED CAPITAL PARTNERS, INC.

AND

PAZOO, INC.

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT made as of, and effective, on this 13th day of March, 2014 by and between PAZOO, Inc., a Nevada corporation (the “Company”) and Integrated Capital Partners, Inc., a Nevada corporation, (the “Investor” or “ICPI”, and together with the Company each a “Party” and collectively, the “Parties”).

WITNESSETH

WHEREAS, PAZOO is a corporation organized and existing under the laws of the State of Nevada which manages an overall health and wellness internet site and sells and distributes health and fitness related products thereon; and

WHEREAS, the Investor desires to invest up to a maximum sum of $500,000, as set forth herein, (the “Investment”) into PAZOO;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	The Investment.

The Investor shall tender, by bank check, cashiers check or wire transfer, the Investment, in one or more installments, to PAZOO for the acquisition of up to 5,000,000 shares (i.e at a rate of $0.10 per share) of Series A Convertible Preferred Stock of PAZOO on the terms and conditions as set forth in the Certificate of Designations, as amended, of Series A Convertible Preferred Stock (the “Certificate”). The Investor shall have until June 30, 2014 to make up to the maximum investment.  Thereafter, no further funds will be accepted by PAZOO and a new Investment Agreement will need to be entered into

The use of the Investment shall be restricted so as to be utilized only for the betterment of PAZOO and for the furtherance of the business and the financial improvement of PAZOO.  PAZOO warrants and represents that upon each Investment made by ICPI, PAZOO will cause to have issued the appropriate number of shares of the Series A Convertible Preferred Stock of PAZOO in accordance with the Certificate.

2.	Series A Convertible Preferred Stock Warrant.

As further consideration for the Investor making the Investment as set forth herein, simultaneous with the ICPI tendering any potion of the Investment, and PAZOO issuing the appropriate number of shares of Series A Convertible Preferred Stock, PAZOO will issue to ICPI a Series A Convertible Preferred Stock Warrant, in substantially the same form as set forth in the Series A Convertible Preferred Stock Warrant (the “Warrant”) attached hereto as Exhibit A, wherein ICPI shall have the right to acquire one share of Series A Convertible Preferred Stock for each share of Series A Convertible Preferred Stock acquired hereunder in accordance with the terms of the Certificate and Warrant, at a rate of $0.20 per share.

3.	Representations of Investor.

The Investor represents as follows:

(a) That the Investor has had the opportunity to review all relevant material of PAZOO to the satisfaction of the Investor and that the Investor is not relying upon the verbal representation made by any officer, employee or agent of PAZOO; and

(b) That the Investor is an accredited investor as defined by SEC Rule 501 and have sufficient net worth and/or income to be able to bear the economic risk of such an investment; and

(c) That the Investor has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of such an investment or have access to advisors, consultants or other counsel who have such knowledge; and

(d) That the Investor has determined that the Investment is a suitable investment for it and meets its investment objectives and financial needs, and that the Investor has adequate means for providing for current financial needs and contingencies and has no need for liquidity if the Investment is rendered worthless; and

(e) That the Investor recognizes PAZOO is a start up company and that the Investment is highly speculative and involves a high degree of risk, including the possible insolvency of PAZOO.

(f) That the Investor will execute a Subscription Agreement, for each portion of the Investment and that PAZOO may rely upon any representations made in any Subscription Agreement.

(g)  That the Investor acknowledges that at no time shall investor beneficially own (whether through conversion of the Series A Preferred Stock, exercise of any common stock Warrant, or the acquisition of the common stock of PAZOO through public or private transactions) more than 4.99% of the outstanding common stock of PAZOO, or such lesser amount in the event the definition of “Affiliate” be changed, modified or revised.

4.	No Right to Demand Return of Investment / Retirement of Investment.

The Investor acknowledges that it has no right to demand a return of the Investment and the entire Investment is subject to risk of loss.

5.	Insolvency.

The Investor acknowledges that in the event of the insolvency of PAZOO, including without limitation of any bankruptcy filing or assignment for the benefit of creditors, the Investment is in the form of equity and shall be subordinate to the claims of all creditors of PAZOO.

6.	Partial Invalidity.

The invalidity of any portion of this Agreement shall not be deemed to render the remainder of this Agreement invalid.

7.	Entire Agreement.

This Agreement, and the Exhibits attached hereto, contain the entire agreement among the Parties with respect to subject matter hereof, and this Agreement can be amended only by an instrument in writing signed by the Parties hereto.

8.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

9.	Dispute Resolution.

The Parties agree that should any dispute arise under this Agreement that the Parties will submit such dispute to binding arbitration to be administered by the New Jersey office of the American Arbitration Association and in accordance with the American Arbitration Association’s General Commercial Rules.

10.	Signatures.

The Parties agree that this Agreement shall be signed in duplicate and may be signed in counterparts and that such counterparts, when taken together shall constitute one and the same agreement.  The Parties further agree that facsimile signatures and signatures delivered by electronic means shall have the same force and effect as originals thereof.

11.	Additional Documents.

Simultaneous with the execution of this Agreement, PAZOO will provide the Investor with a corporate resolution authorizing the execution and performance of Agreement.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands the day first written above.

INTEGRATED CAPITAL PARTNERS, INC.

James M. Farinella / President

PAZOO, INC.

Steven Basloe / President